December 7, 2023

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: American Lithium Corp.

Change of Auditor Notice dated 2023/12/07

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ Ernst & Young LLP

Chartered Professional Accountants

cc: The Board of Directors, American Lithium Corp.

A member firm of Ernst & Young Global Limited